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                          April 30, 2021

       Chunning Wang
       Chief Executive Officer
       Lion Group Holding Ltd.
       Unit A-C, 33/F
       Tower A, Billion Center
       1 Wang Kwong Road
       Kowloon Bay, Hong Kong

                                                        Re: Lion Group Holding
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 13,
2021
                                                            File No. 333-255202

       Dear Mr. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin at 202-551-3552 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance